UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Transition Period from             to

Commission File No. 1-9583

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MBIA Inc.

401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MBIA Inc.

113 King Street

Armonk, N. Y. 10504

Required Information

The MBIA Inc. 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of items 1-3 of form 11-K, the financial statements of the Plan and the supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA and are presented herein.

MBIA INC.

401(k) PLAN

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2007 AND 2006

SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2007

MBIA INC.

401(k) PLAN

FINANCIAL STATEMENTS

INDEX

Page(s)
Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	3

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2007 and 2006	4

Notes to Financial Statements	5-12

Supplemental Schedule:

Schedule H – Line 4i -Schedule of Assets (Held at End of Year) as of December 31, 2007	13-14

Signatures	15

Exhibit

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	16

Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 other than those listed above have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of MBIA Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of MBIA Inc. 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Salibello & Broder LLP

June 19, 2008
New York, New York

MBIA INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

	December 31, 2007	December 31, 2006
Investments, at fair value: (Note 5)
Mutual funds and commingled fund	$77,989,218	$71,194,858
Common stock	11,818,137	45,854,607

	89,807,355	117,049,465
Participant loans	751,018	708,846
Dividend receivable	215,683	194,565

Net assets available for benefits, at fair value	90,774,056	117,952,876
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	115,857	—

Net assets available for benefits	$90,889,913	$117,952,876

The accompanying notes are an integral part of the financial statements.

MBIA INC.

401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	For the Years Ended December 31,
	2007	2006
Additions:
Additions to net assets attributed to:
Investment income:
Net (depreciation) appreciation in fair value of investments (Note 5)	$(31,810,996)	$9,871,281
Interest and dividends	6,653,091	6,496,190
Contributions:
Employees	5,691,661	5,228,068
Employer	2,760,310	2,358,457

Total additions	(16,705,934)	23,953,996

Deductions:
Deductions from net assets attributed to:
Benefit distributions	(10,357,029)	(9,635,535)

Total deductions	(10,357,029)	(9,635,535)

Net (decrease) increase	(27,062,963)	14,318,461

Net assets available for benefits:
Beginning of year	117,952,876	103,634,415

End of year	$90,889,913	$117,952,876

The accompanying notes are an integral part of the financial statements.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2007 AND 2006

1. Plan Description

The MBIA Inc. 401(k) Plan (the “Plan”) is a defined contribution plan for employees of MBIA Inc. and Subsidiaries (the “Company” or “Employer”) who are at least 21 years of age. Leased employees, temporary employees and employees classified as interns are not eligible to participate in the Plan. Under a 401(k) deferral feature, eligible participants may defer up to 10% of their total eligible compensation. Matching contributions are made by the Company, in the form of MBIA Inc. common stock, at the rate of 100% of each participant’s contribution up to a maximum of 5% of each participant’s eligible compensation. Effective January 1, 2002, the Plan was amended to allow employees that met certain criteria to diversify the Company matching contribution. Participants may request loans from their accounts in accordance with established guidelines.

The Plan is administered by the Company and the Plan’s assets are managed by Fidelity Management Trust Company (“Fidelity”), the investment advisor, trustee and custodian. The participants of the Plan have the option to direct the investment of their contribution share into one or more of twenty-two Fidelity funds, two Baron Asset Management Company, Inc. (“Baron”) funds, one Pacific Investment Management Company LLC (“PIMCO”) fund, one Van Kampen Investments fund, one Morgan Stanley Investment Management fund, one Allianz Global Investors fund, one Davis Advisors fund, one Royce & Associates, LLC (“Royce”) fund, one Cohen and Steers Realty Shares, Inc. fund and the Employer Stock Fund. The transactions with Fidelity and the Company qualify as exempt party-in-interest transactions.

Vesting in employer contributions begins after two years of service and full vesting is achieved after five years of service. Participants are fully vested in their salary deferred contributions at all times. Upon reaching the normal retirement date, death or becoming disabled, a participant will be entitled to receive benefit payments. Nonvested benefits remaining after termination of employment are forfeited and generally may serve to pay the Plan’s administrative expenses and are otherwise used to reduce future Company contributions. During 2007 and 2006, $233,085 and $386,125, respectively, of forfeitures were used to fund the Company’s matching obligation pursuant to the terms of the Plan. The forfeiture balance as of December 31, 2007 and 2006 was $15,967 and $99, respectively.

A participant is entitled to the benefit that can be provided by the contributions and income thereon, including net realized and unrealized investment gains and losses, of each participant’s account. Upon retirement, disability, death or termination, a participant or beneficiary can elect to receive either a lump-sum distribution or installment distributions.

A participant may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the excess, if any, of the highest outstanding balance of loans from the Plan during the one-year period prior to the date of the loan over the current outstanding balance of loans or 50% of their vested account balance. Loan terms range from 1 to 5 years, or longer for the purchase of a principal residence but not to exceed 10 years. The loans are collateralized by 50% of the vested account balance and bear a reasonable rate of interest as determined by the Plan Administrator based on the interest rates charged for similar types of loans by other lenders.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2007 AND 2006

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to the Summary Plan Description and Plan Document for specific information regarding Plan provisions.

2. Summary of Significant Accounting Policies

The financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant accounting policies are as follows:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments

The Plan’s shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Investment in the commingled fund is stated at fair value as determined by the issuer based on the value of the underlying investments. The Plan’s common stock is valued at fair value based on the last reported sales price on the last business day of the year.

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. The Company’s common stock comprises approximately 13% and 39% of the net assets available for benefits at December 31, 2007 and 2006, respectively.

As described in Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1 and Statement of Position 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investments contracts because contract value is the amount participants would receive if they were to initiate

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2007 AND 2006

permitted transactions under the terms of the Plan. Contract value represents contributions, transfers or loan repayments made by participants, plus interest, less withdrawals, transfers or loan initiations by participants. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts, held by the commingled fund, from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis. The Plan adopted the FSP as of January 1, 2007. At December 31, 2006, the difference between fair value and contract value was immaterial and, accordingly, the statement of net assets available for benefits was not adjusted.

Interest income from investments is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan’s net appreciation (depreciation) in the fair value of its investments consists of realized gains and losses and unrealized appreciation and depreciation on investments.

For further information regarding investments see Note 5, “Investments”.

Contributions

Contributions from eligible participants and matching Company contributions are recorded in the month the related payroll deductions are made.

Participant Accounts

Each participant has an account which is credited with the Company’s contribution, employee’s contribution, and net results from the investment activities of the participant’s account, reduced for any withdrawal activity.

Participant Loans

Participant loan balances are stated at cost, plus accrued interest, which approximates market value. Loans outstanding are reflected as assets of the Plan. Interest income on the loans is recorded as earned.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses, which consist primarily of investment management, recordkeeping and auditing fees, are paid directly by the Company rather than from Plan assets. Employee loan fees are paid from the participants accounts.

New Accounting Pronouncement

Effective January 1, 2007, the Plan adopted FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB Statement No. 109, “Accounting

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2007 AND 2006

for Income Taxes”. FIN 48 establishes financial accounting and disclosure requirements for recognition and measurement of tax positions taken or expected to be taken on a tax return. The adoption of FIN 48 had no impact on the Plan’s net assets available for benefits as of December 31, 2007 or changes of net assets available for benefits for the year then ended.

3. Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” (“SFAS 157”) effective for fiscal years beginning after November 15, 2007. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those standards. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under SFAS 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 does not expand the use of fair value in any new circumstances. The Plan will adopt SFAS 157 on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 157 on the Plan’s financial statements.

Effective February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” (“SFAS 159”) effective for fiscal years beginning after November 15, 2007. SFAS 159 is an irrevocable option to measure eligible financial assets and liabilities at fair value, with changes in fair value recorded in earnings, that otherwise are not permitted to be accounted for at fair value under other accounting standards. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The Plan will adopt SFAS 159 on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 159 on the Plan’s financial statements.

4. Plan Termination

The Company has not expressed any intent to discontinue its contributions or terminate the Plan. However, it reserves the right to temporarily suspend contributions to or amend or terminate the Plan. Upon termination of the Plan, the accounts of all participants shall become fully vested, and the net assets of the Plan shall be distributed among the participants and beneficiaries of the Plan in proportion to their respective account balances, subject to the provisions of ERISA.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2007 AND 2006

5. Investments

The Plan’s investments at fair value as of December 31, 2007 and 2006 are presented in the following table:

	December 31, 2007		December 31, 2006
Common Stock:
MBIA Inc.	$11,818,137	*	$45,854,607	*
Mutual Funds:
Fidelity Puritan Fund	2,116,262		2,281,523
Fidelity Magellan Fund	3,978,334		3,831,481
Fidelity Growth Company Fund	6,546,158	*	6,820,929	*
Fidelity Growth and Income Portfolio	10,475,718	*	12,175,517	*
Fidelity Intermediate Bond Fund	4,139,845		2,707,844
Fidelity Value Fund	4,210,327		4,527,147
Fidelity Overseas Fund	7,543,176	*	5,984,796	*
Fidelity Blue Chip Growth Fund	5,104,790	*	5,298,644
Fidelity Spartan U.S. Equity Index Fund	7,875,665	*	7,866,697	*
Fidelity Spartan Extended Market Index Fund	52,358		—
Fidelity Low-Priced Stock Fund	1,382,074		1,241,820
Fidelity Freedom Income Fund	52,496		85,726
Fidelity Freedom Fund 2010	605,292		475,443
Fidelity Freedom Fund 2015	304,001		144,587
Fidelity Freedom Fund 2020	702,681		438,816
Fidelity Freedom Fund 2025	669,857		369,567
Fidelity Freedom Fund 2030	641,003		316,967
Fidelity Freedom Fund 2035	414,187		189,138
Fidelity Freedom Fund 2040	142,732		56,652
Fidelity Freedom Fund 2045	197,293		—
Fidelity Freedom Fund 2050	14,470		—
Baron Asset Fund	2,191,886		1,833,275
Baron Growth Fund	2,293,658		1,925,109
Van Kampen International Growth Fund	2,925,070		1,829,098
PIMCO High Yield Bond Fund	—		525,936
PIMCO High Yield Institutional Fund	761,405		—
Morgan Stanley Inst. International Equity Fund	1,229,161		1,107,690
Cohen and Steers Realty Shares, Inc. Fund	34,521		—
Davis New York Venture Fund	118,792		—
Royce Opportunity Fund	226,769		—
Allianz NFJ Dividend Value Fund	262,552		—

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2007 AND 2006

Commingled Fund:
Fidelity Managed Income Fund**	$10,776,685	*	$9,160,456	*

	$89,807,355		$117,049,465

Participant Loans***	$751,018		$708,846

*	Each of these investments, at fair value, represents 5% or more of the Plan’s net assets as of the respective year end date.
**	For further information see Note 7, “Investment Contract”.
***	Interest rates range from 6.25% to 11.5%. Maturity dates range from January 27, 2008 to April 11, 2017.

The Plan’s net (depreciation) appreciation in fair value of investments for the years ended December 31, 2007 and 2006 were as follows:

	Years Ended December 31,
	2007	2006
Investments:
Mutual funds and commingled fund	$711,058	$1,672,530
Common stock	(32,522,054)	8,198,751

Net (depreciation) appreciation in fair value	$(31,810,996)	$9,871,281

6. Nonparticipant-directed Investments

Information about the net assets of the Plan and the significant components of the changes in net assets of the Plan relating to the nonparticipant-directed investments is as follows:

	As of December 31,
	2007	2006
Net assets:
Common stock	$11,818,137	$45,854,607
Dividend receivable	215,683	194,565

Total	$12,033,820	$46,049,172

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2007 AND 2006

Year Ended December 31, 2007
Change in net assets:
Net depreciation	$(32,637,911)
Interest and dividends	823,734
Contributions	3,173,263
Benefit distributions	(1,863,077)
Transfers to participant-directed investments	(3,511,361)

Net change in fair value	$(34,015,352)

7. Investment Contract

The Plan holds an investment in the Fidelity Managed Income Portfolio Fund (the “MIP”). The MIP invests in investment contracts issued by insurance companies and other financial institutions, fixed income securities, and money market funds to provide daily liquidity. The investment contract issuers seek to preserve the principal investment and earnings, but cannot guarantee that they will be able to do so. The MIP is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The MIP is included in the Plan’s financial statements at contract value as described in Note 2. There are no reserves against contract values for credit risk of the contract issuers or otherwise.

As of December 31, 2007 and 2006, the MIP had an average crediting interest rate of 4.82% and 4.84%, respectively. For the years ended December 31, 2007 and 2006, the Plan investment at contract value had an average yield, based on both actual earnings and interest rate credited to participants, of 4.40% and 4.27%, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan, or (d) the failure of the Plan to qualify for exemption from federal income taxes or any other prohibited transaction exception under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

8. Tax Status

The Internal Revenue Service has advised that the Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2007 AND 2006

provisions of Section 501(a). The Plan obtained its latest determination letter on April 30, 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Since the date of the determination letter, there have been no Plan amendments and, in the Company’s view, the Plan has continued to maintain its tax exempt status and is in compliance with all applicable requirements of the Internal Revenue Code.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 to Form 5500:

Net assets available for benefits per the financial statements	$90,889,913
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(115,857)

Net assets available for benefits per the Form 5500	$90,774,056

The following is a reconciliation of the decrease in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2007:

Net decrease in net assets available for benefits per the financial statements	$(27,062,933)
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(115,857)

Net decrease in assets available for benefits per the Form 5500	$(27,178,820)

10. Subsequent Events

Effective January 1, 2008, eligible participants may contribute up to 25% of their total eligible compensation into the Plan. The Company match remains unchanged.

Effective May 5, 2008, the Company matching contributions will no longer be funded in the form of MBIA Inc. common stock. The matching contributions will be funded as cash and will be invested in the same investment choices as the participant deferral.

MBIA INC.

401(k) PLAN

SCHEDULE H (FORM 5500) – LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

ID # 13-2689375, PLAN 002

DECEMBER 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value
	Common Stock:
*	MBIA Inc.	Common stock	$30,467,706	$11,818,137
	Mutual Funds:
*	Fidelity Puritan Fund	Mutual fund		2,116,262
*	Fidelity Magellan Fund	Mutual fund		3,978,334
*	Fidelity Growth Company Fund	Mutual fund		6,546,158
*	Fidelity Growth and Income Portfolio	Mutual fund		10,475,718
*	Fidelity Intermediate Bond Fund	Mutual fund		4,139,845
*	Fidelity Value Fund	Mutual fund		4,210,327
*	Fidelity Overseas Fund	Mutual fund		7,543,176
*	Fidelity Blue Chip Growth Fund	Mutual fund		5,104,790
*	Fidelity Spartan U.S. Equity Index Fund	Mutual fund		7,875,665
*	Fidelity Spartan Extended Market Index Fund	Mutual fund		52,358
*	Fidelity Low-Priced Stock Fund	Mutual fund		1,382,074
*	Fidelity Freedom Income Fund	Mutual fund		52,496
*	Fidelity Freedom Fund 2010	Mutual fund		605,292
*	Fidelity Freedom Fund 2015	Mutual fund		304,001
*	Fidelity Freedom Fund 2020	Mutual fund		702,681
*	Fidelity Freedom Fund 2025	Mutual fund		669,857
*	Fidelity Freedom Fund 2030	Mutual fund		641,003
*	Fidelity Freedom Fund 2035	Mutual fund		414,187
*	Fidelity Freedom Fund 2040	Mutual fund		142,732
*	Fidelity Freedom Fund 2045	Mutual fund		197,293
*	Fidelity Freedom Fund 2050	Mutual fund		14,470
	Baron Asset Fund	Mutual fund		2,191,886
	Baron Growth Fund	Mutual fund		2,293,658
	Van Kampen International Growth Fund	Mutual fund		2,925,070
	PIMCO High Yield Institutional Fund	Mutual fund		761,405
	Morgan Stanley Inst. International Equity Fund	Mutual fund		1,129,161
	Cohen and Steers Realty Shares, Inc. Fund	Mutual fund		34,521
	Davis New York Venture Fund	Mutual fund		118,792
	Royce Opportunity Fund	Mutual fund		226,769
	Allianz NFJ Dividend Value Fund	Mutual fund		262,552

MBIA INC.

401(k) PLAN

SCHEDULE H (FORM 5500) – LINE 4i (Continued)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

ID # 13-2689375, PLAN 002

DECEMBER 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value
	Commingled Fund:
*	Fidelity Managed Income Fund	Commingled fund		$10,776,685

	Participant Loans	Interest rates: 6.25% to 11.5%; Maturity dates: January 27, 2008 to April 11, 2017		751,018

	Total			$90,558,373

(1)	Cost is not required for participant-directed investments.
*	Fidelity Management Trust Company, including associated funds, and the Company are parties-in-interest.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MBIA Inc. 401(k) Plan

Date: June 19, 2008	/s/ C. EDWARD CHAPLIN
C. Edward Chaplin
Vice President Chief Financial Officer

Date: June 19, 2008	/s/ KEVIN D. SILVA
Kevin D. Silva
Plan Administrator Chief Administrative Officer